Exhibit 12
McKESSON CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(Dollars in millions)	2015	2014	2013	2012	2011

Earnings:

Income from continuing operations before income taxes	$2,657	$2,171	$1,950	$1,915	$1,600

Adjustment to exclude equity in net income of and dividends from equity investees	(1)	2	(1)	(2)	9

Fixed charges	520	400	316	329	275

Amortization of capitalized interest	1	2	2	3	3

Less: Capitalized interest	—	—	(1)	(1)	(2)

Earnings as adjusted (a)	$3,177	$2,575	$2,266	$2,244	$1,885

Fixed charges:

Interest expense (b) (c)	$374	$300	$240	$250	$222

Capitalized interest	—	—	1	1	2

Portion of rental expense representative of the interest factor (d)	146	100	75	78	51

Total fixed charges (a)	$520	$400	$316	$329	$275

Ratio:

Ratio of earnings to fixed charges (a)	6.1	6.4	7.2	6.8	6.9

(a)
Fiscal years 2011 through 2014 have been recast to exclude our Brazil pharmaceutical distribution business as a discontinued operation and reflect the reclassification of a business from discontinued operations to continuing operations.

(b)	Interest expense includes amortization of debt discounts and deferred loan costs.

(c)	Interest expense on uncertain tax liabilities is excluded from interest expense as the company records these amounts within income tax expense.

(d)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.